EXHIBIT 1.01

Endologix, Inc.
Conflict Minerals Report

For The Year Ended December 31, 2019

This Conflict Minerals Report (this “Report”) of Endologix, Inc. (the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period from January 1, 2019 to December 31, 2019.

The Conflict Minerals Rule requires public companies to make certain disclosures if the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products. As used herein and consistent with the Conflict Minerals Rule, “conflict minerals” or “3TG” refer to columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals. Also as used herein and consistent with the Conflict Minerals Rule, the “Covered Countries” are the Democratic Republic of the Congo and its adjacent countries, which include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Description of Products Covered by this Conflict Minerals Report

We develop, manufacture, market, and sell innovative medical devices for the treatment of aortic disorders. Our products, which are referred to in this Report as “Covered Products,” are intended for the minimally invasive endovascular treatment of abdominal aortic aneurysms ("AAA"). Our AAA products are built on one of two platforms: (1) Traditional minimally-invasive endovascular aneurysm repair, or (2) Endovascular aneurysm sealing, an innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens.

As required by the Conflict Minerals Rule, we conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG minerals included in the Covered Products during the reporting period from January 1, 2019 to December 31, 2019 to determine whether any such minerals originated or may have originated in a Covered Country and were not from recycled or scrap sources. Where applicable, we conducted additional due diligence regarding the sources of the 3TG minerals. The results of our good faith RCOI regarding the 3TG minerals, as well as its additional due diligence regarding the sources of such minerals, are contained in this Report. Our Form SD and this Report are publicly available at www.endologix.com (Investor Relations - Corporate Governance). The information contained on our website is not incorporated by reference into this Report or the Form SD and should not be considered part of this Report or the Form SD.

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy (the “Conflict Minerals Policy), which we communicate to all our suppliers in writing:

“We are committed to responsible and conflict-free sourcing of all of our raw materials for our products. The ethical sourcing of minerals is an important part of our policy to ensure safe and fair working conditions for everyone in our supply chain. We will endeavor to work only with suppliers that are compliant with responsible industry standards promoted by such groups as the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. We are further committed to ensuring that our suppliers are compliant with the relevant Responsible Minerals Assurance Process (“RMAP”) assessment protocol as developed by the Responsible Minerals Initiative (“RMI”), or an equivalent third-party audit program. We know that supply chains fluctuate and we will maintain ongoing monitoring of our supplier’s suppliers and smelters.”

For additional information on our Conflict Minerals Policy, please refer to our website at www.endologix.com (Investor Relations - Corporate Governance). We regularly review and update the Conflict Minerals Policy as needed.

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Additionally, we have advised our suppliers in writing about the Conflict Minerals Policy and have made reasonable efforts to ensure that current and future suppliers comply with the Conflict Minerals Policy.

Results of Product Analysis

We conducted an analysis of the Covered Products and determined that (i) certain Covered Products contain 3TG minerals, (ii) 3TG minerals are necessary to the functionality or production of such Covered Products, (iii) such Covered Products were manufactured or contracted to be manufactured by us, and (iv) the manufacture of such Covered Products was completed during the 2019 reporting period.

Reasonable Country of Origin Inquiry

We conducted a RCOI with the suppliers for those Covered Products that we determined contained 3TG minerals. We contacted the applicable suppliers and requested that such suppliers provide 3TG minerals data in the Conflict Minerals Reporting Template, a standardized reporting template provided by the Electronic Industry Citizenship (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) (the “Template”). The Template facilitates disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template includes questions regarding a company’s conformant smelter policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. We received responses from all of our suppliers. We examined each supplier’s responses to ensure accuracy and consistency with other responses, and we cross-checked the information each of the suppliers provided with the RMI conformant smelter list to determine whether the smelters such suppliers identified were certified as “conformant.”

As a result of our RCOI, and pursuant to the Conflict Minerals Rule, we conducted due diligence on the source and chain of custody of the 3TG minerals used in the Covered Products.

Due Diligence Process

After a thorough RCOI, we were unable to determine the country of origin of all 3TG minerals contained in the Covered Products. Therefore, we performed a due diligence process on the Covered Products pursuant to the Conflict Minerals Rule. The design of our due diligence process described below conforms in all material respects with the internationally recognized due diligence framework in the 2nd Edition of The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold.

Our due diligence process includes: (a) the development of a Conflict Minerals Policy; (b) the establishment of governance structures with cross functional team members and senior executives; (c) communication to, and engagement of, suppliers; (d) assessment of risk in our supply chain; and (e) establishment of a grievance mechanism. We periodically report to our Chief Financial Officer (who oversees our global supply chain management) and our General Counsel with respect to our due diligence process and compliance obligations. The Nominating, Governance and Compliance Committee of our Board of Directors is responsible for oversight of our Conflict Minerals Policy.

Step 1 - Company Management Systems

We have established a company management system to comply with the Conflict Minerals Rule. This company management system includes the following key attributes:

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Adopting a comprehensive Conflict Minerals Policy related to the sourcing of 3TG minerals that has been communicated to our suppliers and the public. The Conflict Minerals Policy can be found on our website at www.endologix.com (Investor Relations - Corporate Governance), and we regularly review and update the Conflict Minerals Policy as necessary.

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•
Creating a conflict minerals review team led by our Chief Financial Officer and General Counsel and a team of subject matter experts from relevant functions within our company including purchasing, quality assurance, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals due diligence process. We brief our senior management on the results of our due diligence efforts on a periodic basis.

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Accessing RMI’s website to utilize their industry data, RCOI data, certified conformant smelter and refiner lists, and various educational and training resources. Additionally, we are a member of the Medical Device Supply Chain Council along with more than 30 other medical device companies. We have access to experts through this council that provide us with further due diligence information related to our suppliers.

•	Relying on industry guidelines to help establish programs within our company and with suppliers, such as the EICC and GeSI.

•
Strengthening engagement and communication with our suppliers. In addition, our supplier agreements require our suppliers to acknowledge our position on conflict minerals and encourage our suppliers to use conformant smelter sourcing for our Covered Products.

•	Creating and maintaining a database of the information received from our suppliers in response to our RCOI and of the available educational information to our suppliers.

•
Establishing a process to allow employees, suppliers, and any other parties to contact us about our 3TG minerals and any violations of our Conflict Mineral Policy. We can be contacted at (949) 595-7200.

Step 2 - Identify and Assess Risks in the Supply Chain

We do not purchase 3TG minerals directly from mines, smelters, or refiners. We purchase raw ore or unrefined minerals, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the 3TG minerals. While we acknowledge this as a risk, we understand the value in being able to trace materials back to their origin and of having transparency over our supply chain.

Additional risks such as inaccurate information and partial responses from suppliers may arise as a result of our separation from the smelters and refiners. These risks are a result of our heavy reliance on responses received in the questionnaires that we send to our suppliers. We rely on our suppliers to provide us with accurate information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of raw materials that are supplied to them from sub-tier suppliers. We created specific measures (as described in Step 3) to minimize this risk and ensure compliance with the Conflict Minerals Rule.

Step 3 - Design and Implement a Strategy to Respond to Risks

The following is a summary of our strategy to minimize and respond to risks in our supply chain:

•	We consistently brief our senior management about our due diligence efforts

•	We thoroughly review responses from each supplier against criteria developed by our internal team to insure accuracy and completeness.

•	We work directly with suppliers if we determine that their questionnaire responses are incomplete or inaccurate.

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•	We integrate responsible sourcing of minerals within our Conflict Minerals Policy and supplier quality agreements and certification process.

•	We utilize an updated version of the questionnaire that we provide to our suppliers with comprehensive instructions on how to respond to questions and provide us with the most meaningful information.

•	We participate in RMI webinars and review advisory materials on various topics related to conformant smelter sourcing and make relevant educational materials available to our suppliers.

•
If necessary, we are prepared to implement risk mitigation efforts, such as temporarily suspend or disengage with a supplier that will not provide accurate and complete responses to our questionnaires.

We intend to undertake the following steps during our next compliance period to further improve our due diligence process:

•	Contact suppliers and encourage them to utilize smelters that have obtained a conformant smelter designation from an industry program, such as RMI’s RMAP program.

•	Compare RCOI results with information collected via independent conformant smelter validation programs, such as provided by the EICC/GeSI

•	Enhance supplier communication, training and evaluation process to improve due diligence data accuracy and completion.

Step 4 - Independent Third-Party Audit of Supply Chain

We have relied on industry efforts from RMI and EICC/GeSi to perform third-party audits on smelters that source from the Covered Countries. Based on industry standards, we believe that such reliance is acceptable. We have not obtained an independent third-party audit on our due diligence process nor are we required to do so at this time under the Conflict Minerals Rule.

Step 5 - Report on Supply Chain Due Diligence

This Report constitutes our annual report on our supply chain due diligence policies and practices and is available on our website at www.endologix.com (Investor Relations - Corporate Governance).

Due Diligence Results

Suppliers

Of the 12 first-tier suppliers we identified all 12 responded to the EICC survey; of these 12 suppliers seven indicated that 3TG minerals used in the Covered Products were not necessary to the functionality or production of the Covered Products in question. Four of the remaining five affected suppliers provided the names of 340 refiners, smelters, or scrap dealers (collectively, “smelters”) as the facilities used to process 3TG minerals. The one remaining supplier was unable to identify the names of the smelters providing their component parts.

Smelters

After reviewing, correcting, and removing alternate names, all of the listed smelters were ultimately identified as “smelters” consistent with definitions proposed by industry and the audit protocols published by the EICC/GeSI Conflict-Free Smelter Program and RMI.

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Of the 340 identified smelters, 100% (340 out of 340) were designated as a “conformant smelter.” This assessment was based on information obtained directly from the RMI list of certified conformant smelter available during this reporting period.

The table below provides details concerning the smelters utilized by the five suppliers who employ 3TG minerals in Covered Products and states whether these smelters have been certified as a conformant smelter.

3TG Mineral Identified in Product Per Supplier	3TG Mineral/Number of Smelter/Refiners; Certified Conformant smelter (Yes/No)
Gold, Tungsten	Gold - 31 different smelters, all of which are certified ‘conformant’ Tungsten - 5 different smelters, all of which are certified ‘conformant’
Gold, Tantalum	Gold - two different smelters, both of which are certified ‘conformant’ Tantalum - one smelter, certified ‘conformant’
Gold, Tantalum, Tin, Tungsten
Gold - 36 different smelters, all of which are certified ‘conformant’
Tantalum - 37 different smelters, all of which are certified ‘conformant’
Tin - 43 different smelters, all of which are certified ‘conformant’
Tantalum - 37 different smelters, all of which are certified ‘conformant’

Gold, Tantalum, Tin, Tungsten
Gold - 30 different smelters, all of which are certified ‘conformant
Tungsten - 33 different smelters, all of which are certified ‘conformant’
Tin - 69 different smelters, all of which are certified ‘conformant’
Tantalum - 20 different smelters, all of which are certified ‘conformant’

Gold, Tantalum, Tin, Tungsten	Unknown - No.

Facilities Used to Process Minerals

We have performed a comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG minerals.

Efforts to Determine Location or Origin

We have determined that having our suppliers complete the questionnaire and provide adequate origin documentation, and subsequently following up on those responses as needed, represents our reasonable best efforts to determine the locations of origin of the 3TG minerals in our supply chain. Once we receive these responses, we verify the conformant smelter sourcing status of any identified smelters, refiners, or scrap metal dealers.

Country of Origin

As indicated above we determined that for four of our five suppliers employing 3TG minerals in their components all of their identified smelters were designated “conformant.” We had one supplier using all four 3TG minerals which was unable to identify the smelters used in sourcing their conflict minerals. Although we could not confirm as of December 31, 2019, that our 3TG mineral sourcing is done entirely through conformant smelters, our reporting results confirm that we have been able to maintain the number of verified smelters and refiners used by our suppliers since our prior reporting period. We continue to encourage all of our suppliers, smelters, and refiners to be certified as a conformant smelter or risk being removed from our supply chain.

Conclusion

We do not believe that 3TG minerals necessary to the functionality or production of the Covered Products directly or indirectly finance or benefit armed groups in the Covered Countries. However, because we have not received

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adequate responses from all affected suppliers, we are unable to determine all of the facilities used to process the 3TG minerals in the Covered Products or the country of origin of those 3TG minerals.

Statements and Risk Factors

The statements made in this Report are based on our RCOI and due diligence process performed in good faith. These statements are based on the infrastructure and information available during the reporting period. Certain factors could introduce errors or otherwise affect the information in this Report. These factors include, but are not limited to, incomplete, erroneous or omitted supplier or smelter data; the pending definition of “smelter”; language contained in SEC regulations; insufficient supplier and smelter education and knowledge; timeliness of data; public information not discovered during a reasonable search; errors in public data; language barriers and translation issues; oversights or errors in conflict-free smelter audits; sourced materials from Covered Countries being declared secondary materials; companies going out of business during the reporting period; certification programs not being equally advanced for all industry segments and metals; and smuggling of conflict minerals to countries beyond the Covered Countries.